UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                                 DEB SHOPS, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    242728103
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                                 (CUSIP Number)


                                Benjamin Hochberg
                          c/o Lee Equity Partners, LLC
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 888-1500
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    COPY TO:

                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                          Attention: Douglas P. Warner
                                 (215) 310-8000

                                  JULY 26, 2007
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             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  242728103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            DSI Acquisition, Inc.
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ___                                      (b) X
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      3.    SEC Use Only


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      4.    Source of Funds (See Instructions)                          OO


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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [_]

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      6.    Citizenship or Place of Organization                PENNSYLVANIA


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                        7.    Sole Voting Power                 None


                  --------------------------------------------------------------
Number                  8.    Shared Voting Power       9,200,702 shares of
Shares                                                  Common Stock
Beneficially                                            460 shares of Preferred
Owned by                                                Stock
Each              --------------------------------------------------------------
Reporting               9.    Sole Dispositive Power            None
Person With

                  --------------------------------------------------------------
                        10.   Shared Dispositive Power          None


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by      9,200,702 shares of
            Each Reporting Person (See Item 5)          Common Stock
                                                        460 shares of Preferred
                                                        Stock
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

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      13.   Percent of Class Represented by Amount      64.2% of Common Stock
            in Row (11)                                 100% of Preferred Stock
                                                        (See Item 5)
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 CO


--------------------------------------------------------------------------------

CUSIP No.  242728103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            DSI Holdings, LLC
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ___                                      (b) X
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                DELAWARE


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                 None


                  --------------------------------------------------------------
Number                  8.    Shared Voting Power       9,200,702 shares of
Shares                                                  Common Stock
Beneficially                                            460 shares of Preferred
Owned by                                                Stock
Each              --------------------------------------------------------------
Reporting               9.    Sole Dispositive Power            None
Person With

                  --------------------------------------------------------------
                        10.   Shared Dispositive Power          None


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by      9,200,702 shares of
            Each Reporting Person (See Item 5)          Common Stock
                                                        460 shares of Preferred
                                                        Stock
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount      64.2% of Common Stock
            in Row (11)                                 100% of Preferred Stock
                                                        (See Item 5)
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 OO


--------------------------------------------------------------------------------

CUSIP No.  242728103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Lee Funding GP, LLC
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ___                                      (b) X
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                DELAWARE


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                 None


                  --------------------------------------------------------------
Number                  8.    Shared Voting Power       9,200,702 shares of
Shares                                                  Common Stock
Beneficially                                            460 shares of Preferred
Owned by                                                Stock
Each              --------------------------------------------------------------
Reporting               9.    Sole Dispositive Power            None
Person With

                  --------------------------------------------------------------
                        10.   Shared Dispositive Power          None


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by      9,200,702 shares of
            Each Reporting Person (See Item 5)          Common Stock
                                                        460 shares of Preferred
                                                        Stock
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount      64.2% of Common Stock
            in Row (11)                                 100% of Preferred Stock
                                                        (See Item 5)
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 OO


--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.


        The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), and the Series A Preferred Stock of the Company, par value $1.00 per share (the "Preferred Stock"), of Deb Shops, Inc., a Pennsylvania corporation ("Deb"). The principal executive offices of Deb are located at 9401 Blue Grass Road, Philadelphia, Pennsylvania 19114.


ITEM 2.     IDENTITY AND BACKGROUND.


        This Statement is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

                (i) DSI Acquisition, Inc. ("Merger Sub"), an entity organized under the laws of the state of Pennsylvania, by virtue of the fact that it may be deemed beneficial owner of 9,200,702 shares of Common Stock and 460 shares of Preferred Stock of Deb that are subject to the Voting Agreement as described below;

                (ii) DSI Holdings LLC ("Parent"), an entity organized under the laws of the state of Delaware, by virtue of its being the sole shareholder of Merger Sub; and

                (iii) Lee Funding GP, LLC ("Lee Funding"), an entity organized under the laws of the state of Delaware, at whose direction each of the above-referenced entities has been formed,

        all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

        Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and /or
Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

        Certain information required by this Item 2 concerning the executive officers, directors and managing members of Merger Sub, Parent and Lee Funding is set forth on Schedule A attached hereto, which is incorporated herein by reference. Each of the individuals listed on Schedule A serves as an employee, managing member or principal of the Reporting Persons or an affiliate, with the exception of Mr. Questrom, who is a senior advisor to the Reporting Persons and is retired.

        The address of the principal business office of each of Merger Sub, Parent and Lee Funding is 767 Fifth Avenue, New York, New York 10153.

        Each of Merger Sub and Parent was formed in July 2007 by affiliates of Lee Funding to acquire Deb pursuant to that certain Agreement and Plan of Merger, dated as of July 26, 2007, among Deb, Merger Sub and Parent (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Deb (the "Merger"), with Deb as the surviving corporation and the wholly-owned subsidiary of Parent. Parent is sole shareholder of Merger Sub, which was formed for the purpose of effecting the Merger. Lee Funding is primarily engaged in serving as the general partner for the private equity fund engaged in the business of investing and managing private equity investments.

        During the last five years, none of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' officers, directors or managing members (as applicable) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See the information set forth under Item 4 below, which is incorporated herein by reference.


ITEM 4.     PURPOSE OF TRANSACTION.

        In connection with the entering into of the Merger Agreement, on July 26, 2007, Merger Sub and Parent and certain beneficial owners of an aggregate of 9,200,702 shares of Deb's Common Stock and 460 shares of Preferred Stock (the "Stockholders") entered into a voting agreement (the "Voting Agreement"). A copy of the Voting Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated herein by reference. No party received consideration in connection with the execution and delivery of the Voting Agreement. Pursuant to the Voting Agreement, each Stockholder has agreed, among other things, to vote or provide a consent with respect to such Stockholders' shares (i) in favor of the adoption of the Merger Agreement (as described below) and the approval of the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Deb in the Merger Agreement, (iii) against any Competing Proposal (as defined in the Merger Agreement) and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Articles of Incorporation and Bylaws or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by each Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

        Pursuant to the Voting Agreement, Parent and its designees were appointed as the Stockholders' attorneys-in-fact and irrevocable proxies for the limited purposes set forth above, with respect to any meeting of the shareholders of Deb or any consent in lieu of any such meeting or otherwise. The Voting Agreement terminates on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the first business day after the Effective Time (as defined in the Merger Agreement).

        The purpose of entering into the Voting Agreement was to induce Merger Sub and Parent to enter into the Merger Agreement and to facilitate the approval of the transactions contemplated thereby.

        Pursuant to the Merger Agreement, Merger Sub will be merged with and into Deb, with Deb as the surviving corporation and a wholly owned subsidiary of Parent. The Reporting Persons intend, and the Merger Agreement provides, that the directors of Merger Sub immediately prior to the Effective Time shall become the directors of Deb immediately following the Effective. The Merger Agreement additionally provides that although the articles of incorporation of Deb immediately prior to the Effective will remain the articles of incorporation of Deb following the Effective Time, the bylaws of Merger Sub immediately prior to the Effective Time shall become the bylaws of Deb following the Effective Time. Upon the consummation of the transactions contemplated by the Merger Agreement, Parent will own 100% of the outstanding Common Stock of Deb, and intends to terminate the registration of Deb's Common Stock under Section 12(g)(4) of the Exchange Act and the Common Stock will cease to be traded on The Nasdaq Global Select Market.

        The closing of the Merger is subject to numerous conditions, including the approval of the holders of a majority of Deb's Common Stock, governmental approvals, and the absence of a material change. Accordingly, there can be no assurance that the Merger will occur.

        The foregoing is qualified in its entirety by reference to the Form 8-K of Deb filed on July 27, 2007 and the exhibits attached thereto, including the Merger Agreement and the Voting Agreement.


ITEM 5.     INTERESTS IN THE SECURITIES OF THE PURCHASER.


        (a)-(b) By virtue of the Voting Agreement described in Item 4, Merger Sub and Parent may be deemed to beneficially own 9,200,702 shares of Common Stock of Deb, representing 64.2% of the issued and outstanding Common Stock of Deb, and 460 shares of Preferred Stock of Deb, representing 100% of the issued and outstanding Preferred Stock of Deb. Neither Merger Sub nor Parent has either sole or shared dispositive power over the Common Stock or Preferred Stock pursuant to the terms of the Voting Agreement. Parent, as the sole shareholder of Merger Sub, may be deemed to have acquired beneficial ownership of the Common Stock and Preferred Stock pursuant to the terms of the Voting Agreement and to have the shared power to vote the shares with respect to matters set forth in the Voting Agreement. Lee Funding, by virtue of its role in directing the formation of each of Merger Sub and Parent, may be deemed to have acquired beneficial ownership of the Common Stock and Preferred Stock pursuant to the terms of the Voting Agreement and to have the shared power to vote the shares with respect to the matters set forth in the Voting Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D by MergerSub, Parent and Lee Funding shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any Common Stock or Preferred Stock.

        All of the percentages calculated in this Schedule 13D are based upon the aggregate of 14,330,808 shares of Common Stock outstanding on June 8, 2007 as disclosed in Deb's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2007, which was filed with the Commission on June 11, 2007.

        (c) Except as described in this Statement, within the past 60 days there have been no reportable transactions by the Reporting Persons with respect to the Common Stock or Preferred Stock of Deb.

        (d) To the knowledge of the Reporting Persons, only the shareholders of Deb have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock or Preferred Stock.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described in this Schedule 13D or the Exhibits hereto, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with respect to the securities of Deb.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


      Exhibit 1 Schedule 13D Joint Filing Agreement, dated August 6, 2007, by and among DSI Acquisition, Inc., DSI Holdings, LLC and Lee Funding GP, LLC.

      Exhibit 2 Voting Agreement, dated as of July 26, 2007, by and among DSI Holdings, LLC, DSI Acquisition, Inc. and certain shareholders party thereto.


      Exhibit 3 Agreement and Plan of Merger, dated as of July 26, 2007, by and among DSI Holdings, LLC, DSI Acquisition, Inc. and Deb Shops, Inc. (incorporated by reference to Exhibit 2.1 of Deb Shops, Inc.'s Current Report on Form 8-K filed with the Commission on July 27, 2007).

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2007

                                          DSI ACQUISITION, INC.


                                          By:  /s/  Joseph Rotberg
                                              ----------------------------------
                                          Name:  Joseph Rotberg
                                          Title: President

                                          DSI HOLDINGS, LLC


                                          By:  /s/  Joseph Rotberg
                                              ----------------------------------
                                          Name:  Joseph Rotberg
                                          Title: Authorized Signatory

                                          LEE FUNDING GP, LLC


                                          By:  /s/  Joseph Rotberg
                                              ----------------------------------
                                          Name:  Joseph Rotberg
                                          Title: Chief Financial Officer

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS


                              DSI ACQUISITION, INC.

Name and Citizenship         Business Address               Position
--------------------         ----------------               --------

Allen Questrom,            c/o 767 Fifth Avenue          Director
U.S. Citizen               New York, NY 10153

Benjamin Hochberg,         767 Fifth Avenue              Director and Secretary
U.S. Citizen               New York, NY 10153

David Morrison,            767 Fifth Avenue              Director
U.S. Citizen               New York, NY 10153

Joseph Rotberg,            767 Fifth Avenue              President
U.S. Citizen               New York, NY 10153

Collins Ward,              767 Fifth Avenue              Treasurer
U.S. Citizen               New York, NY 10153


                                DSI HOLDINGS, LLC

Name and Citizenship         Business Address               Position
--------------------         ----------------               --------

Joseph Rotberg,            767 Fifth Avenue              Managing Member
U.S. Citizen               New York, NY 10153


                               LEE FUNDING GP, LLC

Name and Citizenship         Business Address               Position
--------------------         ----------------               --------

Thomas H. Lee,             767 Fifth Avenue           Managing Member
U.S. Citizen               New York, NY 10153

Mark Gormley,              767 Fifth Avenue           Partner and Managing
U.S. Citizen               New York, NY 10153         Director

Yoo Jin Kim,               767 Fifth Avenue           Partner and Managing
U.S. Citizen               New York, NY 10153         Director

David J. Morrison,         767 Fifth Avenue           Partner and Managing
U.S. Citizen               New York, NY 10153         Director

Joseph B. Rotberg,         767 Fifth Avenue           Chief Financial Officer
U.S. Citizen               New York, NY 10153

Benjamin Hochberg,         767 Fifth Avenue           Principal
U.S. Citizen               New York, NY 10153